KUTAK ROCK LLP SUITE 3000 1801 CALIFORNIA STREET DENVER, COLORADO 80202-2626 303-297-2400 FACSIMILE 303-292-7799 www.kutakrock.com February 26, 2018	ATLANTA CHICAGO FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS OKLAHOMA CITY OMAHA PHILADELPHIA RICHMOND SCOTTSDALE SPOKANE WASHINGTON, D.C. WICHITA

VIA EDGAR AND FIRST-CLASS MAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Megan Miller

Re:	Colorado BondShares—A Tax Exempt Fund (the “Fund”)

File Nos. 33-11981 and 811-05009

Annual Report for the fiscal year ended September 30, 2016 on Form N-CSR filed

December 8, 2017

Ladies and Gentleman:

This letter responds to the verbal comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) that were communicated by Ms. Megan Miller via a telephone conference with Joshua M. Kerstein, Esq. of Kutak Rock LLP, outside special counsel to the Fund, on January 29, 2018, in connection with the Staff’s review of the Fund’s Annual Report for the fiscal year ended September 30, 2016 (the “Annual Report”) filed with the SEC on December 8, 2017 on Form N-CSR. For your convenience, a paraphrased recitation of each of the Staff’s comments is set forth below (in italics), with the Fund’s response to each comment directly following the Staff’s comment. The responses to the Staff comments included in this letter are solely those of the Fund which we have been authorized by the Fund to be provided herein. For presentation purposes any page number references below refer to the page numbers in the Annual Report as filed. Capitalized terms used but not defined herein have the respective meanings set forth in the Annual Report. The Fund has advised us that the Fund agrees to reflect the disclosure changes described in this letter in future filings where applicable.

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KUTAK ROCK LLP

Ms. Megan Miller

U.S. Securities and Exchange Commission

February 26, 2018

Sector Risk—Education

1. In the Fund’s annual report for the fiscal year ended September 30, 2016, in the sector breakdown the Fund indicates that 26.9% of total net assets of the Fund were invested in the education sector. Please add risk factor disclosure regarding this sector risk in the next update to the Fund’s prospectus.

Response. The Fund considered this comment. The Fund does not include an investment risk relating to education or any other sector because it does not have a stated investment policy to focus or concentrate its investments in any particular economic sector, such as the education sector. While the Fund would not acquire additional portfolio securities in any sector to the extent that such acquisition would result in the Fund holding 25% or more of its assets in any particular sector, redemptions or purchases or sales of the other portfolio securities held by the Fund may from time to time cause the Fund’s investment in a broad economic sector to fluctuate. The Fund does not engage in reactive selling to reduce its percentage of assets in any particular sector in these circumstances, as such selling activity may result in losses to shareholders. As a result of the foregoing, the Fund does not believe that the addition of such a risk disclosure is necessary or practical.

Schedule of Investments

2. Footnote 2 of Rule 12-12 of Regulation S-X requires that the schedule of investments is categorized by (i) the type of investment; and (ii) the related industry, country, or geographic region of the investment. Please confirm that future filings will categorize the schedule of investments not only by the type of investment, but also by the related industry, country, or geographic region of the investment.

Response. The Fund has advised us that in response to this comment, in future filings, the Fund will categorize the schedule of investments not only by the type of investment, but also by the related industry, country, or geographic region of the investment.

Notes to Financial Statements

Significant Accounting Policies

ASC 946; ASU 2013-08

3. In future filings, please add a statement that the Fund follows the accounting and reporting requirements of investment companies.

Response. The Fund has advised us that it believes that each shareholder report already discloses the accounting and reporting guidance followed by the Fund; in the “Organization” section of the Annual Report, the Fund discloses that it is registered as an investment company under the Investment Company Act of 1940. To further clarify this point in response to this comment, the Fund has advised us that in future filings it will include the following statement in “Significant Accounting Policies” of the Notes to Financial Statements: “The Fund is considered an investment company under U.S. generally accepted accounting principles and follows the accounting and reporting guidance applicable to investment companies.”

KUTAK ROCK LLP

Ms. Megan Miller

U.S. Securities and Exchange Commission

February 26, 2018

Statement of Assets and Liabilities

Officer and Trustee Fees and Expenses Payable

4. The Funds’ balance sheet liabilities do not separately state the amounts payable to officers and trustees, and such amounts payable should be separately stated pursuant to Item 12 of Rule 6-04 of Regulation S-X.

Response. The Fund has considered this comment. As of the fiscal year ended September 30, 2017, there was no unpaid fees or expenses due to the trustees (the officers are not paid any separate fee) and, as a result, the balance sheet does not include a line item for this category. In the Statement of Operations, the trustees’ fees of $12,045 are disclosed as a separate line item under expenses in the income statement. In response to this comment, the Fund has advised us that it will separately state the fees and expenses payable to the officers and trustees in its balance sheet (even if such amount is zero).

Item 4.

Principal Accountant Fees and Services; Tax Fees

5. Explain why the disclosure in Item 4 of the Annual Report (Principal Accountant Fees and Services) does not include any tax fees payable under the caption “Tax Fees.”

Response. The Fund has advised us that the table in Item 4 discloses that no tax fees are paid to EKS&H LLLP, the Fund’s independent registered public accounting firm, because the taxes are prepared by a separate accounting firm engaged by the Fund (a former auditor of the Fund) and not by EKS&H LLLP. The Fund has further advised us that the amount paid for preparation of the Fund’s tax return for the 2017 fiscal year was not material ($2,000).

Notes to Financial Statements

(2) Summary of Significant Accounting Policies

(a) Investment Valuation and Risk

Significant Unobservable Inputs Quantitative Disclosure

6. The second footnote to the table indicates that collateral value and loss severity are also unobservable inputs, but the table only includes information with respect to probability of default as an unobservable input. Please explain why the footnote does not match the disclosure in the table.

Response. The Fund has considered this comment. Loss severity is highly correlated to the probability of default and the collateral value is specific to the individual portfolio security so the Fund believes that a separate disclosure of these inputs would not have been particularly meaningful to the

KUTAK ROCK LLP

Ms. Megan Miller

U.S. Securities and Exchange Commission

February 26, 2018

investors. In response to the comment, the Fund has advised us that in future filings, the second footnote will be deleted and loss severity and unobservable collateral value will be separately disclosed in the table.

Investment Valuation and Risk

Significant Unobservable Inputs Quantitative Disclosure (Narrative disclosure)

7. The sensitivity disclosure of Level 3 unobservable inputs should include a narrative description of the fair value measurements to changes of unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. The disclosure states that a change in unobservable inputs may result in substantial changes in fair value measurements. Please update the narrative disclosure accordingly.

Response. The Fund has advised us that it will address this comment in future filings by modifying the existing disclosure directly following the quantitative disclosure table with the following, which the Fund believes is consistent with ASC 820-10-50-2g and the interpretative guidance thereunder:

The significant unobservable inputs used in the fair value measurement of the Fund’s securities are collateral value, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, an increase in the assumption used for the probability of default is accompanied by a directionally similar increase in the assumption used for the loss severity but both may be mitigated by the collateral value.

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KUTAK ROCK LLP

Ms. Megan Miller

U.S. Securities and Exchange Commission

February 26, 2018

This correspondence is being submitted by direct transmission to the Securities and Exchange Commission’s Operational EDGAR System. If you have any questions regarding the foregoing or require further information, please contact the undersigned.

Sincerely,

/s/ Joshua M. Kerstein